

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

Jake Noch
Chief Executive Officer
Music Licensing Inc.
3811 Airport Pulling Road North, Suite 203
Naples, FL 34105

> **Re: Music Licensing Inc.**
> **Amendment No. 13 to Offering Statement on Form 1-A**
> **Filed February 8, 2023**
> **File No. 024-12048**

Dear Jake Noch:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2023 letter.

Amendment No. 13 to Offering Statement on Form 1-A Filed February 8, 2023

General

1. We note the revised legal opinion filed in response to comment 2 opines on the legality of "2,500,000,000 units." Please revise to reflect the offering of 2,500,000,000 shares of common stock, not "units." Separately, for offering statements that register the resale of shares that are already outstanding, in this case the 750,000,000 shares of common stock to be sold by the selling shareholder, the legality opinion should recognize that these securities are already outstanding and fully paid. Please have counsel revise the opinion to state that the shares to be offered by the selling shareholder "are" legally issued, fully paid and non-assessable. Refer to the Division of Corporation Finance Staff Legal Bulletin 19, Section II.B.2.h. for guidance.

You may contact Blaise Rhodes at (202) 551-3774 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services